RECEIVED
2004 JUN -8 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
June 4, 2004

04035133

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since April 23, 2004 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

RECEIVED
2004 JUN -8 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE April 23, 2004

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated May 17, 2004 (Attached hereto as Exhibit A-1)

(2) Press release dated May 19, 2004 (Attached hereto as Exhibit A-2)

(3) Notice of the 98th Annual General Meeting of Shareholders dated June 1, 2004 (Attached hereto as Exhibit A-3)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated May 13, 2004
(A brief description in English is set forth in Annex B)

(2) Notice of Change in the previous Substantial Shareholding Report which consists of the following two notices of change:

i May 14, 2004

ii May 25, 2004

(A brief description in English is set forth in Annex B)

(3) Restated Report in the Notice of Change in the Substantial Shareholding Report dated on May 14, 2004:

i May 14, 2004

(A brief description in English is set forth in Annex B)

RECEIVED
2004 JUN -8 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-1

RECEIVED
2004 JUN -8 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kao Corporation

Notice Regarding Rescheduling of Retirement of Treasury Shares

May 17, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company rescheduled retirement of treasury shares from April 30, 2004 to May 14, 2004 and completed the retirement and nullification procedures on that day. There are no changes in the type and the number of shares to be retired.

Reference: Disclosed information on April 22, 2004:

The Board of Directors decided to retire the following treasury shares on April 22, 2004, pursuant to the provisions of Article 212 of the Commercial Code.

1) Type of shares to be retired:	Common stock
2) The number of shares to be retired:	25,000,000 shares
3) The date of retirement:	April 30, 2004

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

May 19, 2004

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From April 23, 2004 to May 19, 2004
2) Number of purchased shares:	3,255,000 shares
3) Total cost of purchases:	8,498,710,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on March 25, 2004:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 10,000,000 shares
-Total cost of purchases:	Up to 25,000,000,000 yen
-Period during which purchases will be made:	From April 1, 2004 to June 23, 2004

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of May 19, 2004:

5,839,000 shares
14,947,455,000 yen

2) Information regarding resolution made at the 97th Annual General Meeting of Shareholders held on June 27, 2003:

-Type of shares to be purchased:	Common shares
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 27, 2003,the date of the 97th Annual General Meeting of Shareholders:

15,839,000 shares
37,676,595,000 yen

Media inquiries should be directed to:
Public Relations Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

RECEIVED
2004 JUN -8 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 1, 2004

NOTICE OF THE 98th ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We are pleased to announce that the 98th Annual General Meeting of Shareholders of Kao Corporation ("AGM") will be held on June 29, 2004 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan. At the AGM, shareholders who hold one thousand (1,000) or more shares of record as of March 31, 2004 ("Shareholders") will be presented with the Business Report, the Balance Sheet and the Income Statement for the fiscal year ended on March 31, 2004. For your reference, we have enclosed a copy of our Business Results announced on April 22, 2004 and English summary of corporate profile of the Business Report. At the AGM, Shareholders will be asked to vote on the following agenda items: *(Please note that a shareholder is entitled to one vote per unit of shares, with each unit consisting of one thousand (1,000) shares.)*

1: Proposal for Appropriation of Retained Earnings
2: Purchase of the Company's Shares
3: Partial Amendments to the Articles of Incorporation
4: Election of fifteen (15) Directors
5: Election of one (1) Corporate Auditor
6: Issuance of Stock Acquisition Rights as Stock Options
7: Payment of Retirement Allowances to Retiring Directors

We understand the difficulties faced by foreign shareholders to participate in shareholders meetings of Japanese companies. As we attach great importance to your exercise of voting right at the AGM, we have included, for your convenience, an English summary of the Proxy Statement, the original of which in the Japanese language is being distributed to all registered shareholders or their standing agents in Japan. Furthermore, in order to simplify and expedite your voting procedures, we are also providing you with a Voting Instruction Form that can be returned to your custodian, broker or nominee upon completion. As a Japanese company, we face strict quorum requirements for some of the agenda items listed above. Therefore, we strongly urge each and every one of you to exercise your voting right at the AGM.

As part of our ongoing effort to improve the quality of communications with our foreign investors and to increase the voting participation of foreign investors at the AGM, Kao Corporation has retained Georgeson Shareholder ("Georgeson") as our Global Information Agent to assist us with the AGM. If you have any questions, please contact Michael Menahem at +1-212-806-8583 or mmenahem@gscorp.com, or Christie Mazurek at +1-212-806-8581 or cmazurek@gscorp.com. Proxy materials in the English language are available on our website at http://www.kao.co.jp/e/ir_e/agm/index.html.

PLEASE CONTACT YOUR BROKER OR CUSTODIAN WITH YOUR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BUT NO LATER THAN JUNE 23, 2004.

Thank you very much for your attention.

Sincerely,

Takuya Goto

Takuya Goto
President and Chief Executive Officer

ISIN	JP3205800000
SEDOL	6483809
TSE	4452

Kao Corporation

English Summary of the PROXY STATEMENT

The Proxy Statement in the Japanese language has been prepared for the purpose of the 98th Annual General Meeting of Shareholders of Kao Corporation (the "AGM") to be held on June 29, 2004 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan, and is furnished to all shareholders of Kao Corporation holding at least one Unit Share* or multiples thereof ("Shareholders") of record as of March 31, 2004 (the "Record Date").

All Shareholders have valid voting rights and are entitled to vote at the AGM. As of the Record Date there were ***540,128*** voting rights held by the Shareholders. In order to properly transact business at the AGM, Shareholders holding more than one third of all the voting rights as of the Record Date must be present either in person or represented by proxy at the AGM.

* *NOTE: A shareholder is entitled to one vote per unit of shares, with each unit consisting of one thousand (1,000) shares.*

PROPOSAL 1: PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

The details of the proposed appropriation of retained earnings are as follows:

(Unit: yen)

Item	*Amount*
Unappropriated retained earnings	*67,241,301,772*
Reversal of special redemption reserve	*47,493,079*
Reversal of reserve for deferred income	*133,189,470*
Total	*67,421,984,321*
It is proposed that this amount be appropriated as follows:	
Dividends (16 yen per share)	*8,747,813,168*
Bonus for directors	*118,450,000*
Provision for special redemption reserve	*150,459,617*
Provision for reserve for deferred income	*443,505,223*
Retained earnings carried forward to the following term	*57,961,756,313*

Note: Interim dividends in an aggregate amount of 8,696,705,264 yen (16 yen per share) were paid on December 1, 2003.

The Company realizes that it is important to ensure return of profits to its shareholders, and to enhance long-term corporate profitability and value.

Accordingly, it is proposed that **16 Japanese Yen per share** be paid to the shareholders as the year-end dividend for the 98th fiscal year, which amount is the same as the interim dividend, which has already been paid. Consequently, the total annual dividend for the 98th fiscal year will be **32 Japanese Yen per share**, which is a **2 Japanese Yen increase per share** from the previous fiscal year's annual dividend.

Upon approval of this proposal by the Shareholders, **the pay-out ratio** (the dividend per share divided by the net income per share) for this 98th fiscal year will be **28.8%**. (26.9 % at consolidated-basis)

The Company will consider the use of internal reserves from a long-term perspective, putting priority on investments that reinforce existing business, further expand business areas, and promote core business activities worldwide, thereby enhancing the overall value of the Company. Purchasing of the Company's shares will also be considered.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 1.

PROPOSAL 2: PURCHASE OF THE COMPANY'S SHARES

In order to achieve capital efficiency and to increase profit returns to shareholders, it is proposed that the approval of the Shareholders be obtained for the Company to purchase up to 20,000,000 common shares (representing approximately 3.7% of the total issued and outstanding shares of the Company) at a total purchase price of no more than 50,000,000,000 Japanese Yen, during the period from the conclusion of the AGM to the conclusion of the 99th Annual General Meeting of Shareholders next year. The proposed purchase will be carried out in accordance with Article 210 of the Commercial Code.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 2.

PROPOSAL 3: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

1. Reasons for the Amendments (The details of the amendments are set forth in Section 2 "Details of the Amendments" below.)

(1) As a result of the retirement of 25,000,000 shares of the Company's common stock in accordance with Article 212 of the Commercial Code on May 14, 2004, the total number of shares authorized to be issued by the Company, as stated on the Company's commercial register, has been reduced to 975,000,000 or 25,000,000 less than the 1 billion shares authorized by the Articles of Incorporation. In order to avoid any difference in the total number of shares authorized by the Company between the Articles of Incorporation and the commercial registry, it is proposed that the total number of shares authorized to be issued by the Company under Article 5 of the Articles of Incorporation be restated as 1 billion shares as approved by the 96th Annual General Meeting held on June 27, 2002.

(2) Pursuant to the "Law for Partial Amendment to the Commercial Code and the Law for Special Provision for the Commercial Code Concerning Audits, etc., of KABUSHIKI-KAISHA" (Law No. 132 of 2003), enforced from September 25, 2003, the Company may, by resolution of the Board of Directors, purchase its own shares if so authorized by the Articles of Incorporation of the Company. Accordingly, it is proposed that the Articles of Incorporation be amended to newly include Article 6 as shown in the proposed amendments below so that the Company may promptly purchase its own shares in response to changes in the management environment and other factors. Please note that, if the Articles of Incorporation are thus amended, the Company will be able to purchase its own shares beyond the extent of share purchase proposed in Proposal 2 above.

(3) As a result of the above amendments, the numbering of the Articles will be changed as necessary.

2. Details of the Amendments

The following changes will be made to the Articles of Incorporation:

(Underlined parts will be changed)

Current Articles of Incorporation (Extracts)	Proposed Amendment
Article 5. *(Total Number of Shares Authorized To Be Issued by the Company)* The total number of shares authorized to be issued by the company shall be one billion (1,000,000,000) shares; provided, however, that if the redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.	**Article 5.** *(Total Number of Shares Authorized To Be Issued by the Company)* The total number of shares authorized to be issued by the company shall be one billion (1,000,000,000) shares; provided, however, that if the redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.
	Article 6. *(Purchase of Own Shares)* The Company may purchase its own shares by resolution of the Board of Directors in accordance with the Article 211-3, Paragraph 1, Item 2 of the Commercial Code.
	(Articles 6 through 29 of the current Articles of Incorporation will be re-numbered and moved forward by one article each.)
SUPPLEMENTARY PROVISION Notwithstanding Article 21, Paragraph 2, Corporate Auditors who are in office prior to the conclusion of the ordinary general meeting of shareholders for the fiscal year ending on March 31, 2003 will remain in office until the completion of their respective three-year term. This Supplementary Provision shall be deleted upon the retirement of all such Corporate Auditors.	**SUPPLEMENTARY PROVISION** Notwithstanding Article 22, Paragraph 2, Corporate Auditors who are in office prior to the conclusion of the ordinary general meeting of shareholders for the fiscal year ending on March 31, 2003 will remain in office until the completion of their respective three-year term. This Supplementary Provision shall be deleted upon the retirement of all such Corporate Auditors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 3.

PROPOSAL 4: ELECTION OF FIFTEEN (15) DIRECTORS

The terms of office of all thirteen (13) incumbent directors will expire at the conclusion of the AGM. In order to further improve the management structure and supervisory function of the Board of Directors, it is proposed that a total of fifteen (15) directors be elected, **including two (2) outside directors**.

Provided below is the relevant personal information of and career summary held by each of the nominees.

No	Name and Date of Birth	Career Summary		Number of the Company shares owned
1	Takuya Goto (August 19, 1940)	April 1964 June 1990 July 1991 June 1996 June 1997 June 2002	Joined Director Executive Vice President Senior Executive Vice President President, Representative Director President and CEO, Representative Director (current)	40,000

No	Name and Date of Birth	Career Summary		Number of the Company shares owned
2	Motoki Ozaki (June 6, 1949)	April 1972 April 2000 April 2002 June 2002	Joined President - Global Prestige Cosmetics President - Global Fabric & Home Care Executive Officer, Director (current)	2,000
3	Toshio Hoshino (December 22, 1944)	April 1969 June 1992 June 1996 June 2000 March 2004	Joined Director Executive Vice President Senior Executive Vice President, Representative Director (current) Senior Executive Vice President, Corporate Functions, In charge of EVA Promotion (current)	21,359
		<Other Representative Directorship> Representative Director - Nivea-Kao Co., Ltd.		
4	Takahiko Kagawa (August 22,1944)	April 1967 June 1996 June 2000 June 2004	Joined Director Executive Vice President, Representative Director (current) President - Global Consumer Products (current)	12,000
5	Akio Tsuruoka (October 17, 1944)	April 1967 June 1994 June 2000 June 2002	Joined Director President - Global Purchasing, In charge of Information Systems and Risk Management (current) Executive Vice President, Director (current)	10,000
6	Nobuatsu Higuchi (July 24, 1943)	April 1967 June 2000 June 2002 June 2003 June 2003	Joined Director Executive Officer, Director President - Greater China, Chairman of the Board and General Manager - Kao (China) Holding Co., Ltd., Chairman of the Board and General Manager - Kao Corporation Shanghai, Chairman of the Board and General Manager - Kao Commercial (Shanghai) Co., Ltd. (current) Executive Vice President, Director (current)	3,000
		<Other Representative Directorship> Chairman of the Board and General Manager - Kao (China) Holding Co., Ltd., Chairman of the Board and General Manager - Kao Corporation Shanghai, Chairman of the Board and General Manager - Kao Commercial (Shanghai) Co., Ltd.		
7	Naotake Takaishi (August 17, 1943)	April 1971 June 2000 June 2002 June 2003	Joined President - Global R&D, Director (current) Executive Officer, Director Executive Vice President, Director (current)	10,000
8	Shunichi Nakagawa (June 19, 1949)	April 1972 April 2002 June 2002 March 2003 September 2003	Joined Vice President -Legal - Global Executive Officer, Director (current) Executive Officer, Legal & Compliance - Global (current) Executive Officer, Global Corporate Communications (current)	8,000

No	Name and Date of Birth	Career Summary	Number of the Company shares owned
9	Akishige Okada (April 9, 1938)	April 1963 Joined Mitsui Bank June 1997 President - Sakura Bank April 2001 Chairman of the Board - Sumitomo Mitsui Banking Corporation June 2002 Director (current) December 2002 Chairman of the Board - Sumitomo Mitsui Financial Group, Inc. (current) March 2003 Chairman of the Board - Sumitomo Mitsui Banking Corporation (current) <Other Representative Directorship> Representative Director - Sumitomo Mitsui Financial Group, Inc. Representative Director - Sumitomo Mitsui Banking Corporation	0
10	Sakie T. Fukushima (September 10, 1949)	August 1991 Joined Korn/Ferry International (in Japan) May 1995 Director - Korn/Ferry International (in the U.S.) (current) September 2000 Representative Director and Regional Managing Director-Japan, Korn/Ferry International (in Japan) (current) June 2002 Director (current) <Other Representative Directorship> Representative Director - Korn/Ferry International (in Japan)	0
11	Toshio Takayama (March 24, 1945)	April 1967 Joined April 1999 Vice President - Chubu Branch of Kao Hanbai Co., Ltd. April 2000 Vice President, Representative Director - Kao Cosmetics Sales Co., Ltd. June 2000 Corporate Associate Director April 2002 President - Global Prestige Cosmetics, President, Representative Director - Kao Cosmetics Sales Co., Ltd. June 2002 Executive Officer (current) May 2004 President & CEO, Representative Director - Kao Hanbai Co., Ltd. (current) <Other Representative Directorship> Representative Director - Kao Hanbai Co., Ltd.	15,000
12	Norihiko Takagi (October 9, 1946)	April 1969 Joined October 1995 President - Kao Industrial (Thailand) Co., Ltd., President - Kao Commercial (Thailand) Co., Ltd. June 1998 Vice President, International Consumer Products - Thailand March 2001 Vice President - Global Human Capital Development June 2001 Corporate Associate Director June 2002 Executive Officer, Global Human Capital Development March 2004 Executive Officer, President, International Business - Consumer Products (current)	10,000

No	Name and Date of Birth	Career Summary		Number of the Company shares owned
13	Takuo Goto (October 24, 1947)	April 1971	Joined	6,000
		February 1998	Vice President - Production & Engineering - Personal Care, Plant Manager - Kawasaki Plant	
		April 2002	Vice President - Global Production & Engineering	
		June 2002	Executive Officer (current)	
		June 2004	President - Global Production & Engineering, President - Environment & Safety, In charge of Product Safety & Quality Management, In charge of TCR Promotion, President - Ehime Sanitary Products Co., Ltd. (current)	
		<Other Representative Directorship> Representative Director - Ehime Sanitary Products Co., Ltd.		
14	Hiroshi Kanda (May 2, 1949)	April 1973	Joined	9,000
		February 1997	Vice President - Global Fabric & Home Care	
		February 2002	President - Global Feminine & Baby Care (current)	
		June 2002	Executive Officer (current)	
15	Toshihide Saito (July 16, 1952)	April 1976	Joined	12,000
		January 1996	Vice President-Sales , Oleo Chemical & Lubricants-Chemical Company	
		November 1999	Vice President-Sales , Edible Fat & Oil-Chemical Company	
		July 2002	Vice President - Edible Oil & Oleo Chemical Business -Chemical Company	
		March 2003	Vice President - Chemical Company	
		June 2003	Corporate Associate Director (current)	
		June 2004	President - Chemical Company (current)	

Note: Article 188, Paragraph 2, Item 7-2 of the Commercial Code sets forth the qualifications for Outside Directors. Mr. Okada and Ms. Fukushima satisfactorily meet such qualifications.

< Special Interests between the Company and Nominees for Directors >

1. Mr. Takuya Goto, a nominee for Director, is President of the Kao Foundation for Arts and Culture. The Company donated 24 million yen to the Foundation in fiscal 2003.
2. Mr. Toshio Hoshino, a nominee for Director, is President of Nivea - Kao Co., Ltd., which manufactures and sells personal care products of the same category as the Company.
3. Mr. Toshio Takayama, a nominee for Director, is President & CEO and Representative Director of Kao Hanbai Co., Ltd. The Company has trade with Kao Hanbai Co., Ltd., including the sale of products.
4. Mr. Nobuatsu Higuchi, a nominee for Director, is Chairman of the Board and General Manager of Kao Corporation Shanghai. The Company has trade with Kao Corporation Shanghai, including the export of products.
5. Mr. Akishige Okada, a nominee for Director, is Chairman of the Board of Sumitomo Mitsui Banking Corporation. The Company has regular banking transactions with Sumitomo Mitsui Banking Corporation.
6. Ms. Sakie T. Fukushima, a nominee for Director, is Representative Director and Regional Managing Director-Japan, Korn/Ferry International (in Japan). The Company receives recruiting services from, and otherwise trades with Korn/Ferry International (in Japan) and its affiliates.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 4.

PROPOSAL 5: ELECTION OF ONE (1) CORPORATE AUDITOR

The term of one Corporate Auditor (Hidejiro Matsuda) among the current four (4) corporate auditors will expire at the conclusion of the AGM. It is proposed that an outside corporate auditor be elected.

The Board of Corporate Auditors has approved the submission of this proposal to the AGM.

Relevant personal information and the career summary held by the nominee are provided below.

Name and Date of Birth	Career Summary		Number of the Company Shares Owned
Satoshi Ito (July 25, 1942)	December 1970 April 2002	Registered as Certified Public Accountant Professor, Graduate School of International Accounting (current)	0

(Mr. Ito is qualified to be an Outside Corporate Auditor as stipulated in Article 18, Paragraph 1 of the Law for Special Provision for the Commercial Code Concerning Audits, etc., of KABUSHIKI-KAISHA.)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 5.

PROPOSAL 6: ISSUANCE OF STOCK ACQUISITION RIGHTS AS STOCK OPTIONS

It is proposed that the Company issue stock acquisition rights as stock options (the "Stock Acquisition Rights") pursuant to Articles 280-20 and 280-21 of the Commercial Code and in accordance with the following conditions aiming to align the interests of the directors and employees of the Company and its affiliates with the interests of the shareholders and to increase the value of the Company.

(1) Up to 1,200,000 shares of the Company's common stock (representing approximately **0.2% of the total issued and outstanding shares** of the Company) may be issued or transferred upon the exercise of the Stock Acquisition Rights. In the event of adjustment to the Allotted Number of Shares (defined in (2) below) in accordance with (2) below, the number of shares to be issued or transferred upon the exercise of the Stock Acquisition Rights will be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

(2) The Company may issue up to 1,200 Stock Acquisition Rights. The number of shares per Stock Acquisition Right (the "Allotted Number of Shares") will be 1,000 shares; provided, that in the event that shares are split or consolidated, the Allotted Number of Shares will be adjusted proportionately in accordance with the ratio of the split or consolidation of the shares.

#1: The names of the persons who receive Stock Acquisition Rights and the number of Stock Acquisition Rights issued to each person in accordance with this resolution, will be disclosed next year in the Business Report for fiscal 2004. Information with respect to Stock Acquisition Rights which were issued in accordance with the resolution at the 97th Annual General Meeting of Shareholders held on June 27, 2003 is carried on Page 14 through Page 15 of the Corporate Profile in the Business Report for fiscal 2003.

(3) The Stock Acquisition Rights will be issued at free of charge.

(4) The amount to be paid upon exercise of each Stock Acquisition Right will be an amount equal to the product of the Exercise Price (as defined in the next paragraph) and the Allotted Number of Shares.

The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii) the average of the daily closing prices (including bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding the days on which no transactions are made) commencing on forty-fifth (45th) trading day prior to the next day of the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen. In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company at the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of stock acquisition rights, assignment of the shares of Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders held on June 28, 2001 to the holders of the stock options and conversion of the convertible bonds previously issued or transfer of treasury shares where such transfer is made upon demand of a shareholder that the Company sell to the shareholder shares of less than one unit share (currently 1,000 shares).

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares}^{*} + \dfrac{\text{Number of Newly Issued Shares}^{**} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}^{**}}$$

In the formula above, the Number of Previously Issued Shares shall mean the number of shares of Company's common stock issued and outstanding less the number of shares of Company's common stock held by the Company. In case of disposition of the shares of Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

(5) The exercise period of the Stock Acquisition Rights will be from July 1, 2006 to June 30, 2011.

(6) Each Stock Acquisition Right can not be partly exercised.

(7) Upon acquiring unexercised Stock Acquisition Rights, the Company may, at any time, retire such Stock Acquisition Rights without any compensation.

(8) Any assignment of the Stock Acquisition Rights will be subject to prior approval by the Board of Directors of the Company.

(9) Each Stock Acquisition Rights holder will be required to enter into "The Agreement Concerning Allotment of Stock Acquisition Rights" with the Company. This Agreement will set forth reasonable exercise restrictions that are determined by the Board of Directors, to ensure that the exercise of the Stock Acquisition Rights serves the intended purpose, namely, the issuance of the Stock Acquisition Rights as stock options.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 6.

PROPOSAL 7: PAYMENT OF RETIREMENT ALLOWANCES TO RETIRING DIRECTORS

In order to reward the services of the three (3) retiring directors, it is proposed that retirement allowances within the scope provided for in the Company's internal regulations be paid to the directors who are retiring at the conclusion of the AGM.

The details, including but not limited to the specific amount, timing, and method of payment of the retirement allowances for the retiring directors, will be determined by the Board of Directors.

In an attempt to carry out managerial reforms, the Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances payable to the retiring directors pursuant to this proposal will be for services between the time they took office and June 30, 2001.

The estimated total amount of the retirement allowances will not exceed 23,000,000 Japanese Yen.

Provided below is the career summary of each of the retiring directors.

Name	Career Summary
Yasuo Idemitsu	June 1994 Director June 2000 Executive Vice President, Director (current)
Shozo Tanaka	June 1996 Director June 2002 Executive Officer, Director (current)
Kuniaki Watanabe	June 1998 Director June 2002 Executive Officer, Director (current)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 7.

I. The Corporate Profile of Kao Corporation as of March 31, 2004

1. Main Businesses

Segment	Main Products
Consumer Products	**(Personal Care Products)** Soaps, Facial cleansers, Body care products, Shampoos, Conditioners, Hair care products, Hair coloring agents, Bath additives, Toothpastes and toothbrushes
	(Fabric and Home Care Products) Laundry detergents, Kitchen cleansers, Household cleaning detergents, Fabric softeners, Paper cleaning products
	(Feminine Care, Baby Care and Others) Sanitary napkins, Disposable diapers, Edible oils, beverages
Prestige Cosmetics *Sofina*	Prestige cosmetics *Sofina*
Chemical Products	Edible oils for industrial use, Fatty acids, Fatty alcohols, Glycerin, Fatty amines, Surface active agents, Polyurethane ingredients, Plastic Additives, Copier and printer toner and toner binder, Aroma chemicals

2. Main Offices, Plants and Laboratories

Kayabacho Head Office:	Chuo-ku, Tokyo
Sumida Office:	Sumida-ku, Tokyo
Osaka Office:	Nishi-ku, Osaka-shi, Osaka
Wakayama Plant:	Wakayama-shi, Wakayama
Tokyo Plant:	Sumida-ku, Tokyo
Sakata Plant:	Sakata-shi, Yamagata
Kawasaki Plant:	Kawasaki-ku, Kawasaki-shi, Kanagawa
Tochigi Plant:	Ichikai-machi, Haga-gun, Tochigi
Kashima Plant:	Kamisu-cho, Kashima-gun, Ibaraki
Toyohashi Plant:	Toyohashi-shi, Aichi
Wakayama Research Laboratories:	Wakayama-shi, Wakayama
Tokyo Research Laboratories:	Sumida-ku, Tokyo
Tochigi Research Laboratories	Ichikai-machi, Haga-gun, Tochigi

3. Shares

Number of authorized shares	1, 000,000,000 shares
Number of issued shares	599,443,701 shares
Number of shareholders	48,034

Note: The above-mentioned number of issued shares includes 52,705,378 shares held by the Company.

4. Purchase, Disposition etc. and Ownership of Treasury Stock

(1) Purchases

Number of purchased shares	17,059,622 shares of common stock
Total cost of purchases	39,100,796,640 yen

(2) Dispositions

Number of shares which were disposed of	3,444,892 shares of common stock
Total price of dispositions	4,776,515,201 yen

(3) Shares held by the Company at the end of the fiscal year

Number of treasury shares	52,705,378 shares of common stock

Note 1: The Company retired the 25,000,000 treasury shares pursuant to Article 212 of the Commercial Code on May 14, 2004.

Note 2: Between April 1, 2004 and May 10, 2004, the Company purchased 3,849,000 shares of common stock for 9,792,810,000 yen in accordance with the resolution made at the 97th Annual General Meeting of Shareholders held on June 27, 2003, which resolution was made pursuant to Article 210 of the Commercial Code. The Company has held these shares since the purchases.

5. Major Shareholders (Top 10)

Names of Shareholders	***Investment in Kao by the Shareholders***		***Investment by Kao in the Shareholders***	
	Number of shares (thousand shares)	**Ratio of voting rights (Percentage)**	**Number of shares (thousand shares)**	**Ratio of voting rights (Percentage)**
Japan Trustee Services Bank, Ltd. (Trust Account)	38,341	7.09	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	27,628	5.11	-	-
Moxley and Company	22,200	4.11	-	-
State Street Bank and Trust Company	18,159	3.36	-	-
Nippon Life Insurance Company	18,117	3.35	-	-
The Tokio Marine and Fire insurance Co., Ltd.	17,402	3.22	-	-
The National Mutual Insurance Federation of Agricultural Cooperatives	16,246	3.00	-	-
Morgan Grenfell & Co., Ltd. 600	12,986	2.40	-	-
The Chase Manhattan Bank N.A. London SL Omnibus Account	12,040	2.22	-	-
Mellon Bank Treaty Clients Omnibus	9,750	1.80	-	-

Note 1: As of March 31, 2004, the Company holds 940 shares of common stock (0.05% of all voting rights) of Millea Holdings, Inc, which holds all voting rights of The Tokio Marine and Fire insurance Co., Ltd.

Note 2: Although the Company holds 52,705 thousand shares of its own stock, the Company is not listed as a major shareholder above.

Note3: The number of shares in the list above may include the number of shares for trust or share custody.

6. Employees

Number of employees	Change from previous fiscal year	Average age	Average years of service
5,724	+7	40.8	19.2

7. Main Subsidiaries and Consolidation Status

Name of subsidiary	Capital	Ratio of voting rights	Main businesses
Kao Cosmetics Sales Co., Ltd.	JPY 100 million	100%	Sales of prestige cosmetics *Sofina*
Kao Hanbai Co., Ltd.	JPY 1,729 million	53.7%	Sales of consumer products
Nivea-Kao Co., Ltd.	JPY 200 million	40%	Manufacture and sales of personal care products
Kao (China) Holding Co., Ltd.	CNY 333.5 million	100%	Control of affiliates in business of consumer products in China.
Kao Industrial (Thailand) Co., Ltd.	THB 1,200 million	100%	Manufacture and sales of consumer products and chemical products
Kao Corporation Shanghai	CNY 564.2 million	95%	Manufacture and sales of consumer products
Kao (Taiwan) Corporation	NTD 597.3 million	90.7%	Manufacture and sales of consumer products and chemical products
Fatty Chemical (Malaysia) Sdn. Bhd.	MYR 120 million	70%	Manufacture and sales of fatty chemical products
The Andrew Jergens Company	USD 1	100%	Manufacture and sales of personal care products
Kao Chemicals Americas Corporation	USD 1	100%	Control of affiliates in chemical business in U.S.A.
Kao Specialties Americas LLC	USD 1	100%	Manufacture and sales of chemical products
KPSS-Kao Professional Salon Services GmbH	EUR 66.62 million	100%	Manufacture and sales of personal care products for beauty salon
Kao Chemicals Europe, S.L.	EUR 94.94 million	100%	Control of affiliates in chemical business in Europe
Kao Corporation S.A.	EUR 56.41 million	100%	Manufacture and sales of chemical products
Kao Chemicals GmbH	EUR 9.1 million	100%	Manufacture and sales of chemical products

Note: The above ratio of voting rights is calculated based on the total number of voting rights held by the Company and its consolidated subsidiaries.

(Consolidated Business results)
The number of consolidated subsidiaries, including main subsidiaries listed above, is 79 and the number of companies to which equity method applies is 11.

Transitions of consolidated business results are as follows:

Item	Fiscal 2000	Fiscal 2001	Fiscal 2002	Fiscal 2003
Net sales (million yen)	821,629	839,026	865,247	902,627
Operating income (million yen)	107,098	111,727	114,914	119,705
Ordinary income (million yen)	111,870	113,581	117,487	122,651
Net income (million yen)	59,426	60,274	62,462	65,358
Net income per share (yen)	96.69	100.43	108.05	119.06

Item	Fiscal 2000	Fiscal 2001	Fiscal 2002	Fiscal 2003
Total assets (million yen)	783,760	772,144	720,849	723,891
Total shareholders' equity (million yen)	462,987	459,731	417,030	427,756

Note: Net income per share for fiscal 2003 is calculated based on the formula newly adopted from fiscal 2002.

8. Directors and Corporate Auditors

Directors:

Name	Current Position
Takuya Goto	President and Chief Executive Officer, Representative Director
Toshio Hoshino	Senior Executive Vice President, Corporate Functions, In charge of EVA Promotion, Representative Director, President - Nivea- Kao Co., Ltd.
Takahiko Kagawa	Executive Vice President, Representative Director, President - Kao Hanbai Co., Ltd.
Yasuo Idemitsu	Executive Vice President, Global Production and Engineering, President - Environment & Safety, In charge of Product Safety & Quality Management, In charge of TCR Promotion
Akio Tsuruoka	Executive Vice President, Global Purchasing, In charge of Information Systems, In charge of Risk Management
Nobuatsu Higuchi	Executive Vice President, President - Greater China, Chairman of the Board and General Manager - Kao (China) Holding Co., Ltd., Chairman of the Board and General Manager - Kao Corporation Shanghai, Chairman of the Board and General Manager - Kao Commercial (Shanghai) Co., Ltd.
Naotake Takaishi	Executive Vice President, Global R&D
Shozo Tanaka	Executive Officer, President - Global Personal Care
Kuniaki Watanabe	Executive Officer, President - Chemical Company
Motoki Ozaki	Executive Officer, President - Global Fabric and Home Care
Shunichi Nakagawa	Executive Officer, Legal & Compliance - Global, Global Corporate Communications
Akishige Okada	Chairman of the Board - Sumitomo Mitsui Financial Group, Inc., Chairman of the Board - Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima	Representative Director and Regional Managing Director - Japan, Korn/Ferry International (in Japan), Director - Korn/Ferry International (in the U.S.)

Corporate Auditors:

Name	Current Position
Iwao Inoue	
Tsuneo Ejiri	
Hidejiro Matsuda	Certified Public Accountant
Kohei Nasu	Attorney at Law

Note 1: Akishige Okada and Sakie T. Fukushima are Outside Directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Note 2: Hidejiro Matsuda and Kohei Nasu are Outside Corporate Auditors as stipulated in Article 18, Paragraph 1 of the Law for Special Provision for the Commercial Code Concerning Audits, etc., of KABUSHIKI-KAISHA.

Note3: Changes of directors and corporate auditors in this fiscal year

(1) At the 97th Annual General Meeting of Shareholders held on June 27, 2003, Tsuneo Ejiri and Kohei Nasu were newly elected as corporate auditors and took office.
(2) Full-time corporate auditor, Katsuhiko Hiraoka and outside corporate auditor, Takashi Tajima retired from their respective offices as their terms of office expired on June 27, 2003.
(3) Two (2) directors Nobuatsu Higuchi and Naotake Takaishi took office as Executive Vice President on June 27, 2003.

9. Payment of Remuneration etc. to Directors and Corporate Auditors

(1) Aggregate amount of remuneration:

Directors	13 persons	From April 2003 to March 2004	328 million yen
Corporate Auditors	4 persons	From April 2003 to March 2004	66 million yen

Note: The Company is authorized to pay remuneration to directors and corporate auditors within the following upper limit.

Directors: 450 million yen per year, excluding the salaries etc. paid for services rendered as an employee by directors concurrently holding the positions of both director and employee. (This upper limit was resolved at the Annual General Meeting of Shareholders held on June 26, 1992)

Corporate Auditors: 85 million yen per year (This upper limit was resolved at the Annual General Meeting of Shareholders held on June 29, 1984)

(2) Aggregate amount of salaries etc. paid to directors concurrently holding the positions of both director and employee, for services rendered as an employee: 113million yen, including bonuses

(3) Aggregate amount of directors' bonuses paid as appropriation of retained earnings:
132 million yen to 13 directors

(4) Aggregate amount of Retirement Allowances paid to retiring corporate auditors in fiscal 2003, pursuant to the resolution made at shareholders meeting held on June 27, 2003:
3 million yen to 2 retiring corporate auditors

* The Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances above were for their services between the time they took office and June 30, 2001.

10. Issuance of Stock Acquisition Rights

(1) Stock Acquisition Rights already issued

Stock Acquisition Rights issued as stock options in accordance with Articles 280-20 and 280-21 of the Commercial Code

1) Stock Acquisition Rights issued based on resolution of the 96th Annual General Meeting of Shareholders held on June 27, 2002
   - Number of Stock Acquisition Rights: 540
   - Type and number of shares subject to Stock Acquisition Rights: 540,000 shares of common stock
   - Issue price of Stock Acquisition Rights: Free of charge

2) Stock Acquisition Rights issued based on resolution of the 97th Annual General Meeting of Shareholders held on June 27, 2003
   - Number of Stock Acquisition Rights: 1,052
   - Type and number of shares subject to Stock Acquisition Rights: 1,052,000 shares of common stock
   - Issue price of Stock Acquisition Rights: Free of charge

(Note) In addition to the above, convertible bonds were issued in the 7th issuance of unsecured convertible bonds in accordance with Article 341-2 of the then-current Commercial Code.
Stock Acquisition Rights, assignment of the shares of the Company's common stock purchased from the market by the company were issued in accordance with the resolution of the 95th Annual General Meeting of Shareholders held on June 28, 2001 to the holders of the stock options.

(2) Stock Acquisition Rights issued during this fiscal year to individuals other than shareholders at especially favorable terms:

Pursuant to the resolutions at the 97th Annual General Meeting of Shareholders held on June 27, 2003 and the resolution made at the meeting of the Board of Directors held on the date hereof, the following Stock Acquisition Rights were issued as stock options to individuals other than shareholders at especially favorable terms.

i) Individuals to whom Stock Acquisition Rights were allotted and the number of Stock Acquisition Rights allotted:

<Directors of the Company>

Takuya Goto	40	Toshio Hoshino	29	Takahiko Kagawa	20
Yasuo Idemitsu	18	Akio Tsuruoka	18	Nobuatsu Higuchi	18
Naotake Takaishi	18	Shozo Tanaka	12	Kuniaki Watanabe	12
Motoki Ozaki	12	Shunichi Nakagawa	12		

<Employees of the Company and Directors of domestic subsidiaries(Top 10)>

Toshio Hirasaka	12	Tadao Matsumoto	12	Tetsuya Imamura	12
Masateru Kanazawa	12	Toshio Takayama	12	Akio Kimura	12
Norihiko Takagi	12	Takuo Goto	12	Hiroshi Kanda	12
Toshihide Saito	12				

<Directors of the overseas subsidiaries>

William J. Gentner	12	Rolf Rehmann	12

<Breakdown and total number of Stock Acquisition Rights according to category of individuals (including the top 10 listed above)>

I. Employees of the Company
- Number of Stock Acquisition Rights: 810
- Type and number of shares subject to Stock Acquisition Rights: 810,000 shares of common stock
- Number of individuals to whom the Stock Acquisition Rights were granted: 81

II. Directors of subsidiaries
- Number of Stock Acquisition Rights: 9
- Type and number of shares subject to Stock Acquisition Rights: 9,000 shares of common stock
- Number of individuals to whom the Stock Acquisition Rights were granted: 1

ii) Type and number of shares subject to Stock Acquisition Rights:
1,052,000 shares of common stock
(1,000 shares of the Company's common stock will be issued for each Stock Acquisition Right exercised)

iii) Issue price of Stock Acquisition Rights: Free of charge.

iv) Conditions for exercise of Stock Acquisition Rights:
- The Amount to be paid upon Exercise of Stock Acquisition Rights:
  The amount to be paid upon exercise of each Stock Acquisition Rights (the "Exercise Price") is 2,372 yen.
- Exercise period of Stock Acquisition Rights:
  From July 1, 2005 to June 30, 2010
- Other conditions for exercise of Stock Acquisition Rights:
  Each Stock Acquisition Rights may be partially exercised only if the number of shares issued or transferred upon exercise of the Stock Acquisition Rights is an integral multiple of the number of shares constituting one (1) unit.

v) Events and conditions for retirement of Stock Acquisition Rights:
In the event that the Company acquires unexercised Stock Acquisition Rights, the Company may, at any time, retire such Stock Acquisition Rights without any compensation.

vi) Details of favorable conditions:
The Company issued Stock Acquisition Rights with the Exercise Price and Exercise period aforementioned in Item iv) without receipt of consideration.

II. Subsequent Events

At the meeting of the Board of Directors held on April 22, 2004, the Company decided to make Kao Hanbai Co., Ltd. a wholly-owned subsidiary of the Company, by way of share-for-share exchange and executed the Share-for-share Exchange Agreement on above date. The transaction will become effective on July 2, 2004.
As for share allocation ratio, 3.65 Kao shares will be allocated in exchange for one Kao Hanbai share.
In this transaction, no new shares will be issued. Instead, Kao's treasury shares (common stock; 5,736,128 shares as of April 22, 2004) will be transferred.

* In accordance with Article 358, Paragraph 1 of the Commercial Code of Japan, Kao does not intend to submit the Share-for-share Exchange Agreement for approval to the General Meeting of Shareholders of Kao.

News Release April 22, 2004

Kao Corporation Reports Business Results

Tokyo, April 22, 2004 — Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended March 31, 2004. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	2004	2003	Change	2004
	Yen		%	U.S. Dollars
Net sales	**902,627**	865,247	4.3	**8,540.3**
Operating income	**119,705**	114,914	4.2	**1,132.6**
Ordinary income	**122,651**	117,487	4.4	**1,160.5**
Net income	**65,358**	62,462	4.6	**618.4**
Total assets	**723,891**	720,849	0.4	**6,849.2**
Total shareholders' equity	**427,756**	417,030	2.6	**4,047.3**
Shareholders' equity/total assets	**59.1%**	57.9%	-	**59.1%**
Shareholders' equity per share (Yen/US$)	**782.14**	744.56	5.0	**7.40**
Net income per share (Yen/US$)	**119.06**	108.05	10.2	**1.13**
Net income per share, fully diluted (Yen/US$)	**113.98**	103.69	9.9	**1.08**
			Yen	
Net cash provided by operating activities	**117,928**	134,179	16,251	**1,115.8**
Net cash used in investing activities	**(37,348)**	(77,568)	40,220	**(353.4)**
Net cash used in financing activities	**(49,323)**	(104,186)	54,863	**(466.7)**
Cash and cash equivalents, end of term	**107,151**	75,684	31,467	**1,013.8**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 547,865,073 shares for 2004 and 576,770,019 shares for 2003*
2. *Number of shares outstanding at the end of the periods: 546,738,323 shares for 2004 and 559,913,333 shares for 2003*
3. *Changes in scope of consolidation: Consolidated subsidiaries (3 additions); Affiliates accounted for by the equity method (1 addition)*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2004, of 105.69 yen=US$1, and are included solely for the convenience of readers.*
5. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Six Months Ending September 30, 2004 and the Year Ending March 31, 2005

(Millions of yen, millions of U.S. dollars, except per share data)

	Six-months ending September 30, 2004		Year ending March 31, 2005	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	460,000	4,352.4	935,000	8,846.6
Operating income	-	-	123,000	1,163.8
Ordinary income	59,000	558.2	125,000	1,182.7
Net income	34,000	321.7	72,000	681.2
Net income per share (Yen/US$)	-	-	132.63	1.25

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Consolidated Segment Information by Industry (Unaudited)

Billions of Yen

YEAR ENDED MARCH 31	SALES 2004	SALES 2003	% Change	Like-for-like	OPERATING INCOME 2004	OPERATING INCOME 2003	Incr./(Dcr.)
Consumer Products	**670.4**	646.4	3.7	4.4	**92.1**	90.3	1.8
Prestige Cosmetics	**77.6**	75.8	2.4	2.5	**7.4**	5.2	2.1
Chemical Products	**181.6**	170.9	6.3	6.1	**19.9**	18.2	1.7
Corporate/Eliminations	**(27.0)**	(27.9)	-	-	**0.1**	1.0	(0.9)

Millions of U.S. Dollars

YEAR ENDED MARCH 31	SALES 2004	SALES 2003	% Change	Like-for-like	OPERATING INCOME 2004	OPERATING INCOME 2003	Incr./(Dcr.)
Consumer Products	**6,343.4**	6,116.1	3.7	4.4	**872.3**	854.9	17.4
Prestige Cosmetics	**734.7**	717.5	2.4	2.5	**70.3**	49.9	20.4
Chemical Products	**1,718.4**	1,617.3	6.3	6.1	**188.7**	172.2	16.4
Corporate/Eliminations	**(256.2)**	(264.3)	-	-	**1.3**	10.3	(8.9)

Consolidated Geographic Segment Information (Unaudited)

Billions of Yen

YEAR ENDED MARCH 31	SALES 2004	SALES 2003	% Change	Like-for-like	OPERATING INCOME 2004	OPERATING INCOME 2003	Incr./(Dcr.)
Japan	**673.6**	654.5	2.9	2.9	**104.8**	98.5	6.3
Asia/Oceania	**101.4**	101.5	(0.1)	5.4	**5.3**	5.3	0.0
North America	**79.9**	75.7	5.4	15.5	**6.7**	7.2	(0.5)
Europe	**84.8**	67.8	25.1	13.4	**2.7**	2.9	(0.1)
Corporate/Eliminations	**(37.2)**	(34.5)	-	-	**0.0**	0.8	(0.8)

Millions of U.S. Dollars

YEAR ENDED MARCH 31	SALES 2004	SALES 2003	% Change	Like-for-like	OPERATING INCOME 2004	OPERATING INCOME 2003	Incr./(Dcr.)
Japan	**6,373.9**	6,193.5	2.9	2.9	**991.7**	932.0	59.7
Asia/Oceania	**959.9**	960.9	(0.1)	5.4	**50.7**	50.9	(0.2)
North America	**756.0**	717.2	5.4	15.5	**63.7**	68.6	(4.9)
Europe	**803.3**	641.9	25.1	13.4	**25.8**	27.6	(1.8)
Corporate/Eliminations	**(352.8)**	(326.8)	-	-	**0.6**	8.2	(7.6)

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2004, of 105.69 yen=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	2004	2003	Change	2004
		Yen	%	U.S. Dollars
Net sales	**665,914**	661,747	0.6	**6,300.6**
Operating income	**98,379**	94,454	4.2	**930.8**
Ordinary income	**105,410**	98,300	7.2	**997.4**
Net income	**61,041**	49,434	23.5	**577.5**
Total assets	**630,900**	623,731	1.1	**5,969.3**
Total shareholders' equity	**423,762**	411,791	2.9	**4,009.5**
Shareholders' equity/total assets	**67.2%**	66.0%	-	**67.2%**
Shareholders' equity per share (Yen/US$)	**774.86**	734.64	5.5	**7.33**
Net income per share (Yen/US$)	**111.19**	85.42	30.2	**1.05**
Net income per share, fully diluted (Yen/US$)	**106.46**	82.04	29.8	**1.00**

Notes:
1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 547,937,548 shares for 2004 and 577,209,739 shares for 2003*
2. *Number of shares outstanding at the end of the periods: 546,738,323 shares for 2004 and 560,353,053 shares for 2003*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2004, of 105.69 yen=US$1, and are included solely for the convenience of readers.*
4. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Six Months Ending September 30, 2004 and the Year Ending March 31, 2005

(Millions of yen, millions of U.S. dollars, except per share data)

	Six-months ending September 30, 2004		Year ending March 31, 2005	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	340,000	3,217.0	685,000	6,481.2
Operating income	-	-	101,000	955.6
Ordinary income	52,000	492.0	105,000	993.5
Net income	32,000	302.8	64,000	605.5
Dividend per share (Yen)	19.00	0.18	19.00	0.18
Net income per share	-	-	117.88	1.12

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Management Policies

1. Basic Management Policies

The mission of Kao Corporation is to contribute to the wholehearted satisfaction and enrichment of the lives of customers throughout the world by providing products of excellent value and outstanding performance. Based on this mission, Kao aims to win the highest levels of trust and support from customers with consumer products for cleanliness, beauty and health to help people enrich their lives, and by contributing to industrial development in the chemical products field. Moreover, Kao views consistently augmenting corporate value based on profitable growth and becoming a more competitive and respected company as being closely linked to securing profits for shareholders.

2. Basic Policies Regarding Distribution of Profits

In its dividends to shareholders, Kao seeks to pay per-share dividends of approximately 30% of consolidated net income. The Company's basic policy is to increase per-share profit each year to achieve continuous increases in per-share dividends. Based on this policy, Kao plans to set a year-end dividend for this fiscal year of 16 yen per share, the same as the interim dividend. As a result, cash dividends for the full fiscal year will be 32 yen per share, an increase of two yen compared with the previous fiscal year. Including stock splits implemented in the past, this will be the fourteenth consecutive annual increase in the dividend. In its use of free cash flow, the Company strives to increase future corporate value primarily through capital investment for further expansion of existing core businesses and new business development, and through acquisitions. The Company also uses free cash flow to undertake share repurchases in a flexible manner to increase returns to shareholders, keeping investment efficiency from a long-term perspective uppermost in mind. During the past fiscal year, Kao repurchased 16 million shares of its own stock at a cost of 36.7 billion yen. All of the repurchase plans approved at previous general shareholders' meetings will be completed, including the previously announced plan for the repurchase of up to 10 million additional shares between April 1 and June 23, 2004, at a total acquisition cost of up to 25.0 billion yen.

3. Policy Concerning Number of Shares Constituting One Unit of Stock

Kao is aware of the need for a large number of investors to participate in the trading of its shares and for the sufficient liquidity of its shares, for them to be purchased at appropriate price levels. In terms of liquidity, Kao shares continued to rank highly during the past fiscal year among shares traded on the First Section of the Tokyo Stock Exchange. In addition, the number of shareholders increased by about 20% compared with the previous fiscal year to approximately 48,000, with individual shareholders accounting for most of the increase. The Company will continue to make wide-ranging observations of market trends and demands, and to consider whether or not reducing the number of shares in each lot would be in the best interests of shareholders and cost effective.

4. Management Measure Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by including the cost of invested capital as a factor, is Kao's principal management measure. The Company links continuing growth of EVA to expansion of corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. Kao views EVA growth as the purpose of its business activities. This measurement is also utilized in determining the direction of long-term management strategies, for assessments of specific businesses, for evaluation of acquisitions and

capital investments, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for directors and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

By positioning consumer products, prestige cosmetics and chemical products as its core business areas, Kao pursues profitable growth by emphasizing research and development and by making high-quality, innovative products that meet the true needs of consumers and customers. Based on this, Kao aims to be a competitive and respected company.

To be a profitable company that can sustain profitable growth, Kao makes focused investments of management resources in these core businesses. Additionally, Kao will pursue development in new business fields such as health care (functional food), which shares a platform with the Company's core businesses and is expected to become another core business in the future.

Overseas, Kao will seek to expand business in the Asian region, which is a growth market in the consumer products business, with a focus on China in particular. At the same time, Kao will expand the premium beauty care business in North America and Europe. In the chemical products business, Kao will strive to expand business for products such as oleochemicals, surfactants, fragrances and aroma chemicals, and toner and toner binders. To facilitate expansion of overseas business, the Company will work to broaden its research results and product development capabilities, as well as generate synergy with existing businesses, through acquisitions and strategic business alliances. In addition, Kao will continue to review and develop its management structure and business models.

The Company will also continue to aggressively reduce operating costs, take steps to raise work efficiency, and strive to achieve sustained EVA growth. To be a respected company that can generate profitable growth Kao will continue taking measures to improve its quality as a company, including enhancing corporate governance, energizing its human resources, and increasing its social value with a consciousness of its corporate social responsibility.

6. Issues for Management

Kao expects the operating environment to become increasingly difficult and to undergo dramatic changes. Amid such conditions, the Company must, first of all, reinforce the strength of its existing businesses. Particularly for key products in the consumer products business, the Company aims to take advantage of its brand power built over many years to expand its market share through development of products with high added value, as well as strategic, focused investments of management resources. While Kao will develop products with new functions in its existing business areas, the Company will develop and quickly foster new businesses for further growth. In the health care (functional food) business, which has steadily generated new seeds for growth during the last several years, the research and development infrastructure was further enhanced in spring 2004 with the completion of a new research facility. Moreover, with little growth expected in the domestic market, expanding and strengthening overseas business is becoming increasingly important. Kao will therefore strengthen its overseas business by deploying the full capabilities of the Kao Group in its commitment to learning from local markets and customers.

7. Basic Position on Corporate Governance and its Implementation

Kao's basic corporate governance policy is to develop a suitable managerial organization and system, and to take the necessary measures to realize the Company's basic management policies in order to achieve continuous increases in corporate value through profitable growth. The Company considers corporate governance to be one of its most important managerial tasks.

In its previous management framework of directors and corporate auditors, the Company introduced the executive officer system at the General Meeting of Shareholders held in June 2002. In its current management system, the Company has 13 directors (including 2 outside directors), 20 executive officers (including 11 who serve concurrently as directors), and 4 corporate auditors (including 2 outside corporate auditors). At the General Meeting of Shareholders held in June 2003, the Company established a system to promote the separation of supervision and execution by attaching the title of executive officer rather than director to the titles of the president, senior executive vice presidents and executive vice presidents, and by making the chairman the "Chairman of the Board of Directors," rather than an executive officer. The Company has informally approved a proposal to remove the status of representative director from the position of Chairman of the Board of Directors after the General Meeting of Shareholders scheduled to be held on June 29, 2004.

The Company will give ongoing consideration as to whether it should become a "Company with three committees" as defined by the amended Commercial Code, as it believes it is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the Compensation Committee and the Nomination Committee in a "Company with three committees." In the "Compensation Advisory Committee," the Company's representative directors obtain the opinions of outside directors with respect to the compensation system for the directors and executive officers and its level. The compensation system and its level, including the new management structure after the General Meeting of Shareholders in June 2004, are expected to be quickly examined and evaluated. The "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President" consists exclusively of all outside directors and all outside corporate auditors. This committee will examine the nominees prior to the election or re-election of the chairman of the board and or the president and will submit its evaluation of the nominees' qualifications to the board of directors. The candidates for Chairman of the Board of Directors and President and CEO that were announced on April 12, 2004, had previously been informally approved by the Board of Directors and examined by the committee.

Issues regarding the Company's compensation system for executives have included introducing a stock option plan, clarifying the performance-linked bonus system based on EVA, and abolishing the provision for retirement allowances for executives.

In addition, the Company has established a "Compliance Committee" for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics. The Company has also recently revised the former "Corporate Ethics of Kao Corporation" to "Kao Business Conduct Guidelines" to further promote business conduct based on compliance with laws and regulations and ethics, as of April 2003. All of the Company's executives and all employees in Japan have signed pledges to comply with these guidelines.

The Company's corporate governance structure is shown in the following diagram.


Shareholders Meeting
Independent Auditors
Board of Corporate Auditors
Internal Corporate Auditors
Outside Corporate Auditors
Audit
Board of Directors
Chairman of the Board
Internal Directors
Outside Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President (Outside Directors / Outside Corporate Auditors)
Compensation Advisory Committee (Representative Directors / Outside Directors)
Outside Lawyers
Supervision
Corporate Audit Services
Compliance Committee
Consultation on Compliance
Internal Coordinator
External Coordinator
Management Committee
"Keiei-Kaigi"
Executive Officers
President
Senior Executive Vice President
Executive Vice President
Accounting & Finance/Risk Management/Legal & Compliance
Other Business Divisions
Affiliates
Board of Corporate Auditors
Certified Public Accountants
(Conference by Corporate Auditors of Domestic Group Companies)

One of Kao's two outside directors, Mr. Akishige Okada, is Chairman of the Board of Sumitomo Mitsui Financial Group, Inc. Transactions such as regular banking transactions, loans and guarantees take place between the Company, its affiliates and Sumitomo Mitsui Financial Group affiliates. Our other outside director, Ms. Sakie Tachibana Fukushima, is Representative Director of Korn/Ferry International and its affiliates provide recruiting services to the Company. All of the aforementioned are typical transactions among such companies, and the outside directors have no direct personal interest in the Company.

There are no transactions between outside corporate auditors and the Company. Moreover, the independent auditors that audit the Company's accounts and their employees involved in the auditing process have no direct personal interest in the Company. The independent auditors voluntarily ensure that any of their employees who become involved in our company's audit, will not be involved in the audit for more than a certain period of time. The Company and the independent auditors enter into an audit contract for the Commercial Code audit and the Securities and Exchange Law audit, and the Company pays a fee to them based on the contract.

In addition to the aforementioned "Compliance Committee," the Company has also established the "Corporate Audit Services Department," which is responsible for the Company's internal audit on the appropriateness of daily business operations, and validity and efficiency of management, including the Company's affiliates in Japan and abroad. Besides this, a number of important affiliated companies have voluntarily assigned audits of their accounting to outside accounting firms. Furthermore, corporate auditors of the Company and its related domestic group companies have periodic meetings to exchange information concerning audit practices and procedures. The

Company also seeks counsel and advice as necessary from outside experts such as lawyers with regard to management and business operations for managerial decision-making.

Details of remuneration, etc. to directors, corporate auditors and independent auditors are as follows:

Payment of Remuneration, etc. to Directors and Corporate Auditors

1. Remuneration to directors and corporate auditors
   - Directors: 328 million yen to 13 directors
   - Corporate Auditors: 66 million yen to 4 corporate auditors

   Note: Upper limits of remuneration:
   - Directors: 450 million yen per year (not including amounts in item 2)
   - Corporate Auditors: 85 million yen per year

2. Aggregate amount of salaries, etc., paid to directors concurrently holding the position of employee for services rendered as an employee:

   113 million yen (including bonuses)

3. Aggregate amount of directors' bonuses paid as appropriation of retained earnings:

   132 million yen to 13 directors

4. Aggregate amount of retirement allowances paid to executives pursuant to resolutions made at shareholders meetings during the fiscal year:

   3 million yen to 2 corporate auditors

   Note: The Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances above were only for the period from assumption of office until June 30, 2001.

Payment of Remuneration, etc., to Independent Auditors

Remuneration paid to Tohmatsu & Co., the account auditors of the Company

Amount of remuneration for audit certification based on audit contract:

59 million yen

Amount of remuneration for other services: 100 million yen

Remuneration other than audit remuneration is for services such as due diligence, accounting and tax consultation related to business integration and other matters.

Consolidated Business Results and Financial Condition

1. Consolidated Business Results

(1) Summary of Business Results for the Period under Review

In the fiscal year ended March 31, 2004, although positive signs appeared in the Japanese economic environment, such as a rebound in corporate earnings and improvement in economic indicators, household income growth – the backbone of consumer spending – was weak, while the elements necessary to declare a full-scale recovery were lacking and the emergence from deflation was still uncertain.

Consolidated net sales rose by 37.3 billion yen to 902.6 billion yen, a 4.3% increase from the previous fiscal year. Excluding a negative currency translation effect of 4.6 billion yen from overseas sales due to the stronger yen, actual sales growth was 4.9%. Sales in Japan increased by 2.9%. In the consumer products business, which was affected by declining sales prices due to stronger market competition, as well as a long rainy season and cool summer, the Company worked to expand sales through the launch of new high-value-added products and aggressive marketing measures. In the chemical products business, although sales of established products were flat due to the sluggish economy, exports were favorable, as were sales of newly developed products. Overseas sales increased 8.6%, supported by the benefit from acquisitions. The consumer products business acquired in September 2002 in the U.S. and the chemical products business performed well, but sales of existing consumer products in the U.S. and Europe affected by the economic slowdown and sales of consumer products in Asia were weak amid increasing market competition.

Cost of sales increased to 377.7 billion yen from 365.5 billion yen in the previous fiscal year, along with the increase in net sales. As a percentage of net sales, cost of sales decreased 0.5 percentage points to 41.8% despite higher prices for natural oils and fats and other raw materials. Market launches of new high-value-added products and a continuing focus on cost-cutting activities offset higher raw material prices.

Selling, general and administrative (SG&A) expenses increased 5.3%, or 20.4 billion yen, from the previous fiscal year to 405.1 billion yen. The Company aggressively deployed marketing expenses for the launch of new products aimed at business expansion. As a result, advertising and promotional expenses increased by 8.4 billion yen. *John Frieda*, a premium hair care brand in the U.S. that the Company acquired in September 2002, contributed to consolidated business results for the first full fiscal year, and related marketing costs also increased. Reflecting the Company's focus on R&D activities to launch creative, value-added products, research and development expenses were 38.5 billion yen, equivalent to 4.3% of net sales.

Operating income rose by 4.2% from 114.9 billion yen in the previous fiscal year to 119.7 billion yen due to higher net sales and efforts to reduce costs, and exceeded the original projection of 119.0 billion yen. In Japan, operating income rose by 6.3 billion yen to 104.8 billion yen. In particular, operating income in the prestige cosmetics business increased substantially. Overseas, the cost of test marketing for functional cooking oil in the U.S. and decreased profit from weak sales of consumer products in Asia resulted in a 0.7 billion yen decrease in operating income to 14.8 billion yen.

In non-operating income and expenses, net non-operating income of 2.5 billion yen in the previous fiscal year increased to net non-operating income of 2.9 billion yen. The principal reason was that, while investment income decreased 0.7 billion yen, the foreign currency exchange effect improved

by 1.1 billion yen to a 0.3 billion yen gain from a 0.8 billion yen loss in the previous fiscal year. Extraordinary gain and loss totaled a net loss of 5.5 billion yen, compared with a net loss of 4.9 billion yen in the previous fiscal year. Principal factors were a gain of 8.0 billion yen on the return of the proxy portion of pension funds and a loss of 7.1 billion yen on valuation of land in the previous fiscal year, and a gain of 1.5 billion yen on the sale of land due to the restructuring of distribution centers and a loss of 2.7 billion yen on valuation of land in the fiscal year under review.

As a result, ordinary income rose by 5.1 billion yen from the previous fiscal year to 122.6 billion yen, and income before income taxes and minority interests rose by 4.5 billion yen from the previous fiscal year to 117.1 billion yen.

Income taxes increased from 47.6 billion yen in the previous fiscal year to 50.4 billion yen. Although R&D expenses were applied toward decreasing the tax rate in Japan, the tax effect of certain overseas subsidiaries that posted losses could not be recognized. As a result, the tax rate after application of tax-effect accounting increased slightly, from 42.3% in the previous fiscal year to 43.0%.

Net income was 65.3 billion yen, an increase of 4.6% from the previous fiscal year. Net income per share increased 10.2% from the previous fiscal year to 119.06 yen, in part because the Company repurchased 16 million shares of its own stock from the market.

Because the Company achieved its expected profit, it will pay a year-end cash dividend of 16 yen per share, an increase of 1 yen per share, as planned.

EVA increased steadily, as profit rose while the Company controlled increases in capital charges through measures including share buybacks. EVA was 142, against the benchmark of 100 in the fiscal year ended March 31, 2000, when Kao adopted EVA management.

(2) Summary of Results by Business Segment

Sales of consumer products and prestige cosmetics in Japan were firm. In the chemical products business, sales were generally solid, although some products were affected by the sluggish economy. Overseas, Kao expanded sales in each business, due in part to the benefit of acquisitions in the consumer products business in North America and Europe.

Operating income in the consumer products business declined overseas, but increased in Japan. In the prestige cosmetics business, operating income increased steadily. In addition, the chemical products business achieved an increase in income in Japan and overseas, as rising raw material prices were offset by expansion of sales volume and steady growth of newly developed products.

Consumer Products Business

Net sales of consumer products were 670.4 billion yen, an increase of 3.7% over the previous fiscal year. Excluding the effect of currency translation, sales growth in real terms was 4.4%. Sales in Japan increased 2.6% over the previous fiscal year. Overseas, sales also increased despite the effects of currency translation. Total operating income for consumer products increased by 1.8 billion yen to 92.1 billion yen. Although Kao was able to secure profits in Japan, overseas profits decreased due to a slowdown in sales in established businesses and test marketing expenses for functional cooking oil.

1) Japan

Retail sales in the market as a whole remained lower than in the previous fiscal year, due to lower selling prices at stores and the effects of the long rainy season and cool summer. By channel, sales at drugstore chains increased, while sales at large supermarket chains trended downward, and sales at convenience stores and home improvement centers were essentially unchanged. Kao conducted integrated marketing and sales activities for each chain and area, and worked to invigorate the market by introducing new and improved products. In terms of profits, however, although factors such as increased advertising and promotional expenses and lower selling prices reduced profits, higher sales volume of newly launched products and cost-cutting efforts resulted in an increase in profits.

Sales Composition of Consumer Products

	Billions of yen		
YEAR ENDED MARCH 31	**2004**	2003	% change
Personal Care	**171.5**	165.5	3.6
Fabric and Home Care	**241.0**	248.9	(3.2)
Feminine Care, Baby Care and Others	**101.5**	86.2	17.6
Total	**514.1**	500.8	2.6

In the personal care products market, sales volume showed little growth, leading to a further increase in competition and a decline in selling prices at stores.

Under these conditions, Kao focused on enhancing its position in the market. In the shampoo, conditioner and treatment category, Kao launched *Asience*, a new premium brand that brings out the beauty of hair from within, and received enthusiastic support from consumers, particularly young women, increasing sales substantially. As a result, Kao regained the top share of the hair care market. For *Bioré*, which the Company is nurturing into a total skin care brand, newly added products *Bioré Mild-Acid UV Cut* lotion, *Bioré Perfect Oil* makeup remover and *Bioré u* body cleanser were well received by consumers and contributed to sales growth.

As a result, sales of personal care products increased 3.6% over the previous fiscal year.

Principal new products:
Asience shampoo, conditioner and treatment
Bub Milky bath additives – White Rose Scent
Biore u Foam hand soap

The mature fabric and home care products market gradually contracted due to declining prices despite the easing of deflationary conditions, and competition continued to intensify.

Under these conditions, the Company aggressively proposed new products to meet changing consumer lifestyles. In the laundry detergent category, Kao introduced *Attack with Bleach*, an antibacterial product that can remove food stains and other tough dirt. However, a decline in selling prices due to competition and the effects of an unusually cool, rainy summer resulted in a decrease in sales. At the same time, the Company began marketing *Allerclean* home hygiene care products for easy removal of minute dust particles and waste generated by mites, which are hard to eliminate in daily cleaning. This product was well received by consumers and is creating a new market.

As a result, sales of fabric and home care products in Japan decreased 3.2% compared with the previous fiscal year.

Principal new products:
Attack with Bleach laundry detergent
Allerclean home hygiene spray
Toilet Magiclean Power Liquid toilet bowl cleaner

In the area of feminine care and baby care products, the Company worked to raise brand value and improve products in the *Merries* disposable baby diaper category by improving basic product performance. However, selling prices in the market dropped further and competition intensified. Consequently, sales declined substantially compared with the previous fiscal year. Sales of *Relief* adult incontinence products increased as their brand image improved among consumers.

Healthya Green Tea, a tea drink launched at the end of May 2003, received strong support from consumers concerned about body fat, and sold well after its market debut despite the many other health-oriented products on the market, contributing significantly to the increase in sales. Sales of the *Econa Healthy* cooking oil series, which maintains a high share of the market for healthy cooking oil, continued to grow strongly in the gift market.

As a result, sales of feminine care, baby care and other products increased 17.6% compared with the previous fiscal year.

Principal new products:
Laurier Super Guard Powerful Daytime Use sanitary napkins
Econa Dressing Sauce Salad and Seafood
Healthya Green Tea

2) Asia and Oceania

In Asian markets, the increasing concentration of sales at large chain stores has made building strong brands critical. For this reason, Kao focused its management resources on core brands. For *Bioré*, Kao enhanced its line of facial cleansers while working to reorient *Bioré* as a total skin care brand. In the *Laurier* line of sanitary napkins, the Company launched products with distinctive features. However, *Feather* and *Sifoné* hair care products and *Merries* baby diapers struggled in an increasingly competitive market. Sales were essentially unchanged in the ASEAN region, but decreased from the previous fiscal year in greater China, resulting in overall sales of 59.9 billion yen, a 6.6% decrease from the previous fiscal year.

In addition, Kao decided to establish a new plant in the suburbs of Bangkok, Thailand to optimize its production network in Thailand and the ASEAN region. This new plant will begin operations starting in 2005. In China, the sales division of Kao Corporation Shanghai was separated and established as a sales company in spring 2003. This company will enhance Kao's sales capabilities while strengthening cooperation with Kao Transfar (Hangzhou) Co., Ltd.

3) North America and Europe

Conditions remained severe in the markets of North America and Europe because of factors including weak consumer spending at the start of the period. Sales of existing brands were unchanged at The Andrew Jergens Company in the U.S. and KPSS-Kao Professional Salon Services GmbH. However, the *John Frieda* premium hair care business acquired by The Andrew Jergens Company in September 2002 achieved growth significantly higher than initial projections. Guhl Ikebana GmbH, which handles premium hair care products in Germany, launched *ReVité* in fall 2003. This product, which incorporates Kao's hair beautifying technology, was well received by

consumers. As a result, overall sales were 102.0 billion yen, a 16.6% increase from the previous fiscal year.

Prestige Cosmetics Business

The cosmetics market has entered a mild recovery phase from the year-on-year declines up to the previous fiscal year. Under these conditions, sales of prestige cosmetics increased 2.4% compared with the previous fiscal year to 77.6 billion yen. *Grace Sofina,* which uses a superior medicinal effect to help mature skin maintain a glowing, healthy appearance, and *Wrinkle Seraty*, which promotes, smooth, supple skin around the eyes, mouth and the entire face, both performed well. Kao continued to conduct energetic marketing and sales promotion efforts for *est*, a brand sold exclusively at department stores, and maintained healthy sales growth. In addition, Kao expanded its *Raycious* series of oil- and perspiration-resistant foundation cosmetics. Operating income in the prestige cosmetics business increased by 2.1 billion yen compared with the previous fiscal year, due to factors such as Kao's efforts to reduce manufacturing costs and deploy expenses more efficiently.

Principal new products:
Rise UV Cut - Milk, Cream
Wrinkle Seraty essence gel
Raycious Ray Select Powder foundation

Chemical Products Business

In Japan, although the economy showed signs of a recovery toward the end of the fiscal year, the manufacturing industry as a whole displayed little strength and was affected by rising prices for natural fats and oils and petrochemicals. In this environment, Kao worked to expand its business in the core fields of oleochemicals, surfactants and specialty chemicals. In Japan, an industry slowdown continued to affect existing products, but sales of newly developed products grew steadily. Main areas of growth during the fiscal year included the fatty alcohol business, for which the Company expanded production capacity in Malaysia in the previous fiscal year. In Japan, North America and Europe, specialty chemicals performed well, including toner and toner binder products for copiers and printers as well as fragrances and aroma chemicals. As a result, sales totaled 181.6 billion yen, a growth rate of 6.3%, or 6.1% excluding the effect of translation rate changes. Operating income rose 1.7 billion yen from the previous fiscal year to 19.9 billion yen as increased sales volume, cost reductions and more efficient use of expenses offset the increase in depreciation expenses of capital investments and higher raw material costs.

1) Japan

The automobile and IT industries and some material industries such as steel performed well, but production was weak in industries that rely on domestic demand. As a result, the overall low growth rate continued.

Under these conditions, Kao made further efforts to expand sales of products with unique features and newly developed products. In businesses related to specialty chemical products, sales of toner showed solid growth. In particular, the market for color toner expanded significantly. In the industrial materials business, sales of cleaners for the electronic components industry expanded strongly. However, sales of high-performance concrete additives that dramatically strengthen raw concrete were affected by a continued decrease in public investment in the construction sector. Sales of a pigment auxiliary for color inkjet printer ink, which went on the market in 2002, were favorable, reflecting high regard for the product's features. In addition, sales and exports of slurries

for use in polishing hard disks increased substantially as Kao worked to swiftly meet customer needs. As a result, sales increased by 2.9% compared with the previous fiscal year to 104.8 billion yen.

2) Asia

After expanding fatty alcohol production capacity in Malaysia in 2002, Kao worked on a global basis to promote sales, which increased sharply. Sales of high-performance concrete additives rose steadily in China, where massive construction projects are generating brisk demand, as well as in Taiwan and countries elsewhere in Asia. As a result, sales increased by 9.0% compared with the previous fiscal year to 41.8 billion yen.

3) North America and Europe

Sales increased in the business of toners and toner binder products for copiers and printers, as Kao fortified its global business infrastructure in Japan, North America and Europe. In the aroma chemicals business, in which several Kao products hold the top global market share, the Company increased sales by extending its product line with a business acquisition from a European chemical manufacturer in May 2003. As a result, overall sales increased by 10.7% compared with the previous fiscal year to 56.8 billion yen.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the fiscal year were one U.S. dollar to 115.73 yen, one euro to 131.68 yen, and one new Taiwan dollar to 3.36 yen.

2. Forecast for the Fiscal Year Ending March 31, 2005

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2005**	2004	% change	**2005**
Net sales	**935.0**	902.6	3.6	**8,846.6**
Operating income	**123.0**	119.7	2.8	**1,163.8**
Ordinary income	**125.0**	122.6	1.9	**1,182.7**
Net income	**72.0**	65.3	10.2	**681.2**
Net income per share (Yen/US$)	**132.63**	119.06	11.4	**1.25**

Note: U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2004, of 105.69 yen=US$1, and are included solely for the convenience of readers.

(1) Forecast of Results for the Fiscal Year

In the Japanese economy, corporate revenues are expected to maintain a firm footing for growth, and capital investment is trending toward growth Moreover, consumer spending has been showing positive signs of an upturn, although the employment situation remains unclear. Overall demand in Kao's industry is expected to show no growth in terms of volume, and continue declining slightly in terms of value. In the U.S. economy, tax cuts and monetary easing are driving growth in consumer spending, but the delay in recovery of employment conditions and the situation in the Middle East are among the destabilizing elements that will cause great uncertainty to persist.

Under these conditions, in the Japanese consumer products business, Kao will strengthen its product development capabilities, the starting point of manufacturing, and will focus its resources on aggressive marketing and sales promotion activities to further strengthen core brands. Through

these measures, Kao will work to stimulate the sluggish market and expand sales. In Asia, Kao will further concentrate its management resources on core categories, particularly in China, where it will build a business model to increase market share and grow strong brands by selling premium brands in selected cities and creating a sales organization that makes effective use of the wholesale channel. In the consumer products market in North America and Europe, Kao will work to launch new products and expand sales of hair care and skin care brands. Furthermore, the Company will promote unified management through The Andrew Jergens Company, which will be renamed Kao Brands Company in August, to generate maximum synergy between the *John Frieda* and *Guhl* brands.

In the prestige cosmetics business, Kao will work to further raise brand value and reinforce its business foundation by introducing distinctive new products. The Company also plans to begin business development in the growing Chinese market.

In the chemical products market, although results are improving in some customer industries, an overall recovery in market conditions is not expected, and sales in existing fields are forecast to remain flat. However, the Company will focus on expanding sales of products with unique features and newly developed products. Overseas, the Company forecasts continued strong performance, owing to higher sales of fatty alcohols, high-performance concrete additives, and specialty chemicals including toners and toner binder products for copiers and printers, as well as contributions from the aroma chemical business in Spain.

As a result of the above, Kao projects that net sales for the fiscal year will increase 3.6%, or 32.3 billion yen, to 935.0 billion yen, and that operating income will rise 2.8% to 123.0 billion yen. Ordinary income is expected to rise 1.9% to 125.0 billion yen, and net income is forecast to increase 10.2% to 72.0 billion yen. The Company anticipates an increase in marketing expenses and a rise in the cost of raw materials for fatty alcohols. Therefore, the Company will make efforts to secure profit by implementing further cost-cutting measures not only in Japan, but also overseas.

Assuming achievement of the projected profit figures, the Company expects to pay cash dividends of 38 yen per share for the fiscal year, an increase of 6 yen over the previous fiscal year.

Kao will work to increase profits and improve capital efficiency to meet market expectations and achieve continuous improvement in EVA.

Companies incur a variety of risks in conducting business. The Kao Group takes reasonable measures to reduce risk by preventing the occurrence of, dispersing and hedging risks. For example, in areas including the occurrence of a major quality-related problem or a large-scale earthquake, or substantial fluctuation in the currency exchange rate, unanticipated situations may arise that exert a significant impact on the Kao Group's business results and financial condition.

(2) Underlying Assumptions of the Forecasts for the Fiscal Year Ending March 31, 2005

The above forecasts were made assuming exchange rates of one U.S. dollar to 110.0 yen, one euro to 130.0 yen, and one New Taiwan dollar to 3.3 yen.

3. Financial Condition

(1) Summarized Consolidated Cash Flows (Unaudited)

Consolidated Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2004**	2003	Incr/(Decr)	**2004**
Total assets	**723.8**	720.8	3.0	**6849.2**
Total shareholders' equity	**427.7**	417.0	10.7	**4,047.3**
Equity ratio (%)	**59.1%**	57.9%	-	**59.1%**
Shareholders' equity per share (Yen/US$)	**782.14**	744.56	37.58	7.40

Summarized Consolidated Cash Flow (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2004**	2003	Incr./(Dcr.)	**2004**
Operating activities	**117.9**	134.1	(16.2)	**1,112.3**
Investing activities	**(37.3)**	(77.5)	40.2	**(349.8)**
Financing activities	**(49.3)**	(104.1)	54.8	**(466.7)**
Translation adjustments	**(2.4)**	(2.6)	0.1	**(23.5)**
Net increase	**28.7**	(50.2)	79.0	**272.2**
Beginning balance of newly consolidated companies	**2.6**	0.9	1.7	**25.5**
Cash and cash equivalents	**107.1**	75.6	31.4	**1,013.8**
Total debt	**49.6**	49.0	0.6	**469.8**

Note: The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31 2004, of 105.69 yen=US$1, solely for convenience.

Total assets increased 3.0 billion yen compared with the previous fiscal year to 723.8 billion yen. The total of property, plant and equipment and intangible assets decreased by 21.2 billion yen. Factors included capital expenditures during the fiscal year remaining within the scope of depreciation expenses, the sale and disposal of assets in connection with activities including the restructuring of distribution centers, and the amortization of trademarks and goodwill resulting from an acquisition in the previous fiscal year. Moreover, deferred income tax assets decreased by 7.1 billion yen, for reasons including an increase in tax-deductible cash contributions to the employees' pension fund. Cash and cash equivalents, as covered in the discussion of cash flow below, increased by 31.4 billion yen.

Shareholders' equity increased 10.7 billion yen compared with the previous fiscal year to 427.7 billion yen. Although net income increased solidly to 65.3 billion yen, a 28.4 billion yen increase in treasury stock and appropriation of profits to pay cash dividends totaling 17.0 billion yen were factors that limited the increase in shareholders' equity. As a result, shareholders' equity per share increased 37.58 yen compared with the previous fiscal year to 782.14 yen, and the shareholders' equity ratio increased from 57.9% to 59.1%.

Net cash provided by operating activities decreased 16.2 billion yen compared with the previous fiscal year to 117.9 billion yen. The change was mainly due to a negative effect on cash flow of a decrease in liability for retirement benefits as a result of an increase in cash contributions to the employees' pension fund, which had a positive effect in the previous fiscal year. Income before income taxes and minority interests increased by 4.5 billion yen to 117.1 billion yen. Depreciation and amortization was 58.1 billion yen, about the same as the previous fiscal year. Income taxes paid totaled 53.5 billion yen.

Net cash used in investing activities decreased 40.2 billion yen compared with the previous fiscal year to 37.3 billion yen. This decrease was mainly the result of the previous year's acquisition of John Frieda Professional Hair Care, Inc., including its trademarks. The Company also invested in production facilities for new products in Japan and overseas, as well as expansion of R&D and distribution facilities, the installation of a new information system and acquisition of an aroma chemicals and fragrance compound business in Europe. Proceeds from sales of property, plant and equipment due to restructuring of distribution sites and other facilities totaled 4.5 billion yen.

Net cash used in financing activities decreased 54.8 billion yen to 49.3 billion yen. Free cash flow, which equals net cash provided by operating activities minus net cash used in investing activities, was 80.5 billion yen. The Company purchased its own stock in the amount of 37.1 billion yen, following the purchases of the previous fiscal year, and paid cash dividends totaling 18.2 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 107.1 billion yen, an increase of 31.4 billion yen from the end of the previous fiscal year.

(2) Forecast for the Fiscal Year ending March 31, 2005

In net cash provided by operating activities, income before income taxes and minority interests is expected to increase slightly despite a severe operating environment. Depreciation and amortization is projected to be 57.0 billion yen.

In net cash used in investing activities, capital investment in Japan is projected to remain the same as in the previous fiscal year despite plans to increase production capacity and promote streamlining. The level of investment outside Japan is projected to increase due to full-fledged construction of a new plant in Thailand.

In net cash used in financing activities, the Company plans to use any excess cash flow generated to flexibly repurchase shares of its own stock, taking into account business investment projects and other factors, in order to improve capital efficiency, increase returns to shareholders and allow the execution of timely and flexible capital policy measures. Because net income is projected to increase, the Company plans to raise cash dividends to 38.00 yen per share, which will be the fifteenth consecutive annual increase. Interest-bearing debt is projected to remain the same, totaling approximately 50.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2005 is forecast to increase from March 31, 2004, to 110.0 billion yen.

(3) Cash Flow Indices

YEAR ENDED MARCH 31	**2004**	2003	2002	2001	2000
Shareholders' equity/Total assets (%)	**59.1**	57.9	59.5	59.1	63.3
Market capitalization/Total assets (%)	**179.8**	186.0	186.0	245.6	259.7
Interest-bearing debt/Operating cash flow (years)	**0.5**	0.4	0.5	0.6	0.5
Operating cash flow/Interest paid (times)	**91.3**	85.8	72.2	54.7	72.4

Notes:

1. All indices are computed based on consolidated data.

2. Market capitalization equals the stock price at the end of the fiscal year multiplied by the number of shares outstanding at the end of the fiscal year (excluding treasury stock).

3. Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.

Consolidated Balance Sheets

Millions of yen

	FY2003 Mar 31, 2004	Composition %	FY2002 Mar 31, 2003	Composition %	Changes Yen
Assets					
Current assets	**307,254**	**42.4**	**276,012**	**38.3**	**31,242**
Cash and time deposits	72,422		36,245		36,176
Notes and accounts receivable - trade	97,359		94,939		2,420
Short-term investments	36,839		46,298		(9,459)
Inventories	71,891		70,923		967
Deferred income taxes	14,038		14,932		(894)
Other	17,069		15,152		1,916
Allowance for doubtful receivables	(2,366)		(2,480)		114
Fixed assets	**416,537**	**57.6**	**444,702**	**61.7**	**(28,165)**
Tangible assets	259,918	35.9	275,420	38.2	(15,501)
Buildings and structures	92,061		93,559		(1,497)
Machinery, equipment and vehicles	83,469		91,515		(8,046)
Tools, furniture and fixtures	8,440		8,929		(489)
Land	64,177		69,320		(5,143)
Construction in progress	11,770		12,094		(324)
Intangible assets	98,372	13.6	104,115	14.5	(5,742)
Goodwill	31,035		36,636		(5,601)
Trademarks	51,516		58,356		(6,840)
Other	15,821		9,121		6,699
Investments and other assets	58,246	8.1	65,167	9.0	(6,920)
Investment securities	23,523		22,752		770
Long-term loans	715		1,101		(385)
Deferred income taxes	19,976		27,129		(7,153)
Other	14,349		14,595		(246)
Allowance for doubtful receivables	(318)		(412)		94
Deferred assets	**98**	**0.0**	**133**	**0.0**	**(34)**
Total assets	**723,891**	**100.0**	**720,849**	**100.0**	**3,042**

	FY2003 Mar 31, 2004	Composition %	FY2002 Mar 31, 2003	Composition %	Changes Yen
Liabilities					
Current liabilities	**209,849**	**29.0**	**201,880**	**28.0**	**7,969**
Notes and accounts payable - trade	68,400		60,597		7,802
Short-term debt	17,625		13,164		4,461
Current portion of long-term debt	214		275		(60)
Accounts payable - other	21,804		18,025		3,778
Accrued expenses	64,551		61,045		3,505
Accrued income taxes	19,543		28,897		(9,354)
Other	17,710		19,875		(2,164)
Long-term liabilities	**64,095**	**8.8**	**79,370**	**11.0**	**(15,274)**
Convertible bonds	30,468		34,798		(4,330)
Long-term debt	1,343		808		534
Liability for employee retirement benefits	23,157		31,506		(8,348)
Liability for director and corporate auditor retirement benefits	203		207		(3)
Other	8,923		12,050		(3,127)
Total liabilities	**273,945**	**37.8**	**281,250**	**39.0**	**(7,305)**
Minority interests	**22,189**	**3.1**	**22,567**	**3.1**	**(378)**
Common stock	85,424	11.8	85,424	11.9	-
Capital surplus	108,888	15.0	108,888	15.1	-
Retained earnings	399,889	55.2	355,805	49.4	44,084
Unrealized gain on available-for-sale securities	4,318	0.6	1,710	0.2	2,607
Foreign currency translation adjustments	(37,941)	(5.2)	(30,460)	(4.2)	(7,481)
Treasury stock, at cost	(132,822)	(18.3)	(104,338)	(14.5)	(28,483)
Shareholders' equity	**427,756**	**59.1**	**417,030**	**57.9**	**10,726**
Total liabilities, minority interests & shareholders' equity	**723,891**	**100.0**	**720,849**	**100.0**	**3,042**

Consolidated Statements of Income

Millions of yen

	FY2003 Apr '03 - Mar '04	% to net sales	FY2002 Apr '02 - Mar '03	% to net sales	Changes Yen	Changes %
Net sales	**902,627**	**100.0**	**865,247**	**100.0**	**37,380**	**4.3**
Cost of sales	377,776	41.8	365,591	42.3	12,185	3.3
	524,850	**58.2**	**499,655**	**57.7**	**25,195**	**5.0**
Selling, general and administrative expenses	405,145	44.9	384,740	44.4	20,404	5.3
Operating income	**119,705**	**13.3**	**114,914**	**13.3**	**4,790**	**4.2**
Non-operating income	4,886	0.5	5,597	0.6	(711)	(12.7)
Interest income	790		1,233		(443)	
Dividend income	180		166		13	
Equity in earnings of nonconsolidated subsidiaries and affiliates	494		1,257		(763)	
Foreign currency exchange gain	319		-		319	
Other	3,100		2,939		161	
Non-operating expenses	1,940	0.2	3,025	0.3	(1,085)	(35.9)
Interest expense	1,234		1,591		(357)	
Foreign currency exchange loss	-		800		(800)	
Other	705		632		73	
Ordinary income	**122,651**	**13.6**	**117,487**	**13.6**	**5,164**	**4.4**
Extraordinary profit	**2,554**	**0.3**	**8,993**	**1.0**	**(6,438)**	**(71.6)**
Gain on sales of fixed assets	1,502		502		1,000	
Gain on return of substituted portion of employee pension fund	-		8,065		(8,065)	
Gain on sales of investment securities	803		105		698	
Other	248		319		(71)	
Extraordinary loss	**8,063**	**0.9**	**13,908**	**1.6**	**(5,845)**	**(42.0)**
Loss on sales/disposals of fixed assets	2,977		2,240		736	
Nonrecurring depreciation related to relocation of oversea's plant	1,072		-		1,072	
Loss on impairments of investment securities	0		2,875		(2,875)	
Loss on impairments of land	2,721		7,169		(4,447)	
Other	1,290		1,623		(332)	
Income before income taxes and minority interests	**117,142**	**13.0**	**112,571**	**13.0**	**4,571**	**4.1**
Income taxes - current	44,203	4.9	55,903	6.4	(11,699)	(20.9)
Income taxes - deferred	6,209	0.7	(8,255)	(0.9)	14,465	-
Minority interests in earnings of consolidated subsidiaries	1,369	0.2	2,461	0.3	(1,091)	(44.4)
Net income	**65,358**	**7.2**	**62,462**	**7.2**	**2,896**	**4.6**

Consolidated Statements of Shareholders' Equity

Millions of yen

	FY2003 Apr '03 - Mar '04	FY2002 Apr '02 - Mar '03
Capital surplus		
Balance at beginning of period	108,888	108,879
Ir Increase in capital surplus	-	9
Conversion of convertible bonds	-	9
Balance at end of period	108,888	108,888
Retained earnings		
Retained earnings at the beginning of period	355,805	309,811
Increase in retained earnings	65,358	62,462
Net Income	65,358	62,462
Decrease in retained earnings	21,274	16,468
Cash dividends paid	17,095	16,335
Bonuses paid to directors and corporate auditors	145	128
Loss on disposal of treasury stock	4,027	4
Decrease by newly consolidated companies and affiliates accounted for the equity method	7	-
Balance at end of period	399,889	355,805

Consolidated Statements of Cash Flows

Millions of yen

	FY2003 Apr '03 - Mar '04	FY2002 Apr '02 - Mar '03
Operating activities:		
Income before income taxes and minority interests	117,142	112,571
Adjustments for:		
Depreciation and amortization	58,165	58,310
Loss on sales or disposals of property, plant and equipment, net	1,474	1,738
Loss on impairments of land	2,721	7,169
Interest and dividend income	(970)	(1,400)
Interest expense	1,234	1,591
Unrealized foreign currency exchange loss	(408)	941
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(494)	(1,257)
Change in trade receivables	(4,404)	11,868
Change in inventories	(1,368)	(1,309)
Change in trade payables	8,894	(8,869)
Change in liability for retirement benefits	(8,301)	8,327
Other, net	(3,100)	(2,618)
Sub-total	170,585	187,061
Interest and cash dividends received	2,134	1,836
Interest paid	(1,291)	(1,563)
Income taxes paid	(53,500)	(53,155)
Net cash provided by operating activities	**117,928**	**134,179**
Purchase of marketable securities	(3,000)	(10,785)
Proceeds from the redemption of marketable securities	8,330	27,612
Purchase of property, plant and equipment	(39,583)	(43,319)
Proceeds from sales of property, plant and equipment	4,574	1,116
Increase in intangible assets	(8,903)	(46,185)
Purchase of investment securities	(25)	(178)
Redemption and sales of investment securities	3,478	10,318
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	-	(13,509)
Payments for acquisition of business	(1,584)	-
Payments for long-term loans	(1,015)	(966)
Other, net	379	(1,671)
Net cash used in investing activities	**(37,348)**	**(77,568)**
Financing activities:		
Change in short-term debt	4,517	(3,146)
Proceeds form long-term loans	706	82
Repayments of long-term loans	(235)	(1,161)
Repayments of medium-term loans	-	(2,575)
Proceeds from capital contribution from minority shareholders	694	-
Purchase of treasury stock	(37,197)	(80,320)
Payments of cash dividends	(17,091)	(16,341)
Payments of cash dividends to minority shareholders	(1,146)	(723)
Other, net	429	-
Net cash used in financing activities	**(49,323)**	**(104,186)**
Transition adjustments on cash and cash equivalents	**(2,484)**	**(2,656)**
Net decrease in cash and cash equivalents	**28,771**	**(50,232)**
Cash and cash equivalents, beginning of year	**75,684**	**124,921**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**2,695**	**995**
Cash and cash equivalents, end of year	**107,151**	**75,684**

Segment Information by Business

Millions of yen

FY2003
Apr '03 - Mar '04

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sale: Sales to customers	670,437	77,648	154,541	902,627	-	902,627
Intersegment sales	-	-	27,079	27,079	(27,079)	-
Total	**670,437**	**77,648**	**181,620**	**929,707**	**(27,079)**	**902,627**
Operating expense	**578,242**	**70,222**	**161,679**	**810,144**	**(27,222)**	**782,922**
Operating income	**92,195**	**7,425**	**19,940**	**119,562**	**142**	**119,705**
% to sales	13.8	9.6	11.0	12.9	-	13.3
	450,971	**27,375**	**153,974**	**632,321**	**91,569**	**723,891**
Depreciation and amortization	**44,800**	**2,519**	**11,264**	**58,584**	**(418)**	**58,165**
Capital expenditure	**33,594**	**3,420**	**14,807**	**51,822**	**-**	**51,822**

FY2002
Apr '02 - Mar '03

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	646,413	75,832	143,001	865,247	-	865,247
Intersegment sales	-	-	27,934	27,934	(27,934)	-
Total	**646,413**	**75,832**	**170,935**	**893,181**	**(27,934)**	**865,247**
Operating expenses	**556,061**	**70,558**	**152,731**	**779,352**	**(29,019)**	**750,332**
	90,351	**5,274**	**18,203**	**113,829**	**1,085**	**114,914**
% to sales	14.0	7.0	10.6	12.7	-	13.3
Total Assets	**471,641**	**26,187**	**153,113**	**650,942**	**69,906**	**720,849**
Depreciation and amortization	**45,786**	**2,383**	**10,680**	**58,850**	**(540)**	**58,310**
Capital expenditure	**70,660**	**3,016**	**10,867**	**84,543**	**-**	**84,543**

Segment Information by Geography

Millions of yen

FY2003
Apr '03 - Mar '04

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sale: Sales to customers	664,207	83,427	78,877	76,114	902,627	-	902,627
Intersegment sales	9,449	18,023	1,028	8,785	37,286	(37,286)	-
Total	**673,656**	**101,451**	**79,906**	**84,899**	**939,914**	**(37,286)**	**902,627**
Operating expenses	**568,838**	**96,089**	**73,175**	**82,171**	**820,274**	**(37,352)**	**782,922**
Operating income	**104,818**	**5,362**	**6,731**	**2,727**	**119,640**	65	**119,705**
% to sales	15.6	5.3	8.4	3.2	12.7	-	13.3
	432,174	**80,606**	**61,521**	**77,042**	**651,344**	**72,546**	**723,891**

FY2002
Apr '02 - Mar '03

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	645,013	85,241	74,873	60,119	865,247	-	865,247
Intersegment sales	9,581	16,314	923	7,725	34,544	**(34,544)**	-
Total	**654,594**	**101,555**	**75,796**	**67,844**	**899,791**	**(34,544)**	**865,247**
Operating expenses	**556,090**	**96,174**	**68,547**	**64,931**	**785,745**	**(35,412)**	**750,332**
Operating income	**98,503**	**5,380**	**7,249**	**2,912**	**114,046**	**868**	**114,914**
% to sales	15.0	5.3	9.6	4.3	12.7	-	13.3
	455,389	**80,934**	**71,328**	**70,736**	**678,389**	**42,459**	**720,849**

Sales to Foreign Customers

Millions of yen

FY2003
Apr '03 - Mar '04

	Asia/Oceania	North America	Europe	Total
Consolidated Net Sales	89,964	78,225	74,861	243,051
				902,627
Percentage of Overseas Sales to Consolidated Net Sales	10.0%	8.7%	8.3%	26.9%

FY2002

	Asia/Oceania	North America	Europe	Total
Total Overseas Sales	90,040	74,277	61,224	225,542
Consolidated Net Sales				865,247
Percentage of Overseas Sales to Consolidated Net Sales	10.4%	8.6%	7.1%	26.1%

Sales Composition

Millions of yen

	FY2003 Apr '03 - Mar	FY2002 Apr '02 - Mar	Growth %
Consumer Products			
Personal Care	171,574	165,583	3.6
Fabric and Home Care	241,021	248,978	(3.2)
Feminine Care, Baby Care and Others	101,509	86,298	17.6
Total Japan	514,105	500,860	2.6
Asia and Oceania	59,956	64,172	(6.6)
North America and Europe	102,025	87,531	16.6
Eliminations	(5,649)	(6,150)	(8.1)
Total	**670,437**	**646,413**	**3.7**
Prestige Cosmetics	**77,648**	**75,832**	**2.4**
Chemical Products			
Japan	104,886	101,909	2.9
Asia	41,846	38,385	9.0
North America and Europe	56,810	51,296	10.7
Eliminations	(21,922)	(20,656)	6.1
Total	**181,620**	**170,935**	**6.3**
Total before Corporate/Eliminations	**929,707**	**893,181**	**4.1**
Corporate/Eliminations	(27,079)	(27,934)	(3.1)
Consolidated Net Sales	**902,627**	**865,247**	**4.3**

RECEIVED
2004 JUN -8 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B

ANNEX B

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since April 23, 2004 include the following information:

i May 13, 2004 – On June 27, 2003, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.3% of its issued shares of common stock, for up to ¥50,000,000,000. In April 2004, Kao repurchased pursuant to that resolution a total of 3,215,000 shares for ¥7,869,090,000. As of April 30, 2004, Kao had issued 599,443,701 shares of common stock, and held 54,169,748 of them.

(2) Notice of Change in the previous Substantial Shareholding Report

Notice of Change in the Substantial Shareholding Report is required to be filed under Article 27-25 of the Securities and Exchange Law of Japan, if there is a change of possession of 1 % or more of the issued company shares, or if there is a major change to the contents of the previous report.

The report includes the following information:

i May 14, 2004 – As of May 14, 2004, Kao held 32,763,559 shares, or 5.70 % of Kao's issued shares of common stock.

ii May 25, 2004 – As of May 25, 2004, Kao held 21,981,575 shares, or 3.83 % of Kao's issued shares of common stock.

(3) Restated Report in the Notice of Change in the Substantial Shareholding Report dated on May 14, 2004.

Restated Report in the Substantial Shareholding Report is required to be filed under Article 27-25 of the Securities and Exchange Law of Japan, if there are contents to be corrected.

Kao filed the Restated Report in the Substantial Shareholding Report to correct a minor mistake in the Notice of Change in the Substantial Shareholding Report listed above (2)-i.